September 8, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie

Re:	Silver State Bancorp (the “Company”)
Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-151418)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-151418), including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2008 and amended on June 13, 2008 and June 20, 2008, and has not been declared effective.

The Company applies for the withdrawal of the Registration Statement because on September 5, 2008, Silver State Bank, the wholly-owned subsidiary of the Company, was closed by the State of Nevada, Department of Business and Industry, Financial Institutions Division and the Federal Deposit Insurance Corporation was appointed as receiver of the Bank. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.

Please provide the Company’s legal counsel a facsimile copy of the order consenting to the withdrawal of the Registration Statement at (212) 912-7751, Attn: Robert Azarow, as soon as it is available. If you have any questions with respect to this matter, please contact Robert Azarow of Thacher Proffitt and Wood LLP, the Company’s legal counsel, at (214) 912-7815.

Sincerely,

SILVER STATE BANCORP

By:	/s/ Michael J. Threet
Chief Financial Officer